Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349

CLEAR CHANNEL COMMUNICATIONS, INC.

FREQUENTLY ASKED QUESTIONS

TREATMENT OF RESTRICTED SHARES OF COMMON STOCK
IN OUR MERGER WITH BT TRIPLE CROWN MERGER CO., INC.
(A WHOLLY OWNED SUBSIDIARY OF CC MEDIA HOLDINGS, INC.)

AUGUST 21, 2007

We have prepared these Frequently Asked Questions, or FAQ, to respond to questions you may have with respect to the treatment of your restricted shares of the common stock of Clear Channel Communications, Inc., hereafter referred to as “restricted shares,” in the merger of Clear Channel Communications, Inc. and BT Triple Crown Merger Co., Inc., an indirect wholly owned subsidiary of CC Media Holdings, Inc. This FAQ does not apply to restricted shares that were granted to you after April 30, 2007 and any references to “restricted shares” do not refer to such post-April 30, 2007 grants.

This FAQ is presented in a question-and-answer format. We refer to Clear Channel Communications, Inc., together with its subsidiaries, as “Clear Channel,” “we,” “our,” “ours,” and “us,” we refer to BT Triple Crown Merger Co., Inc., as “Merger Sub” and we refer to CC Media Holdings, Inc., as “Holdings.”

Any questions you may have after reading this FAQ or any requests for assistance or for additional documents should be made to Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Important Notice

We are not making any recommendation to you with respect to any of the alternatives listed below, and we have not authorized any person to make any recommendation to you on our behalf. We strongly you to consult with your tax advisor regarding the tax consequences of the merger to you, including the effects of United States Federal, State and Local, Foreign and other tax laws.

UNDER SEPARATE COVER, YOU SHOULD HAVE RECEIVED A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURI-
TIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT
HTTP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

THE MERGER

Q1:	What is the proposed transaction?

A1:	The proposed transaction is the merger of Clear Channel with Merger Sub, a company formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. In the merger, Merger Sub will merge with and into Clear Channel and Clear Channel will be the surviving corporation and will become an indirect subsidiary of Holdings. Depending upon the number of shares of Holdings Class A common stock which our unaffiliated shareholders and optionholders elect to receive in the merger as part of the Merger Consideration (as defined below), up to 30% of the outstanding capital stock and voting power of Holdings may be held by our former unaffiliated shareholders and optionholders immediately following the merger.

Q2:	When do you expect the merger to be completed?

A2:	We anticipate that the merger will be completed by the end of 2007, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions, the exact timing and likelihood of the completion of the merger cannot be predicted. Unless amended after the date hereof, the merger agreement is subject to termination by either party after December 12, 2007 if the merger has not been consummated, except that under certain circumstances that date may be extended until June 12, 2008.

Q3:	What happens if the merger is not consummated?

A3:	If the merger is not completed for any reason, you will not receive any payment for your restricted shares in connection with the merger. This is true whether or not you send us the Form of Election (Restricted Shares) or the Letter of Transmittal (Restricted Shares). We will remain an independent public company, our shares of common stock will continue to be listed and traded on the NYSE and your restricted shares will remain outstanding (and will continue to vest in accordance with their terms).

Q4:	If I hold restricted shares, may I vote at the special meeting of shareholders?

A4:	Yes. You are entitled to vote any shares of Clear Channel common stock (whether or not restricted) held by you at 5:00 p.m. Eastern Daylight Time, on August 20, 2007, the record date for the special meeting of shareholders, at the special meeting.

Q5.	If I hold Clear Channel stock options, what do I need to do?

A5:	This FAQ only addresses restricted shares. This FAQ does not address Clear Channel options. If you hold Clear Channel options, you will receive a separate mailing that addresses the treatment of your options in the merger.

Q6.	Where can I get additional information regarding the merger?

A6.	For more information regarding the merger, you should review the proxy statement/prospectus prepared by Holdings and Clear Channel as filed with the Securities and Exchange Commission (the “SEC”). You should have received a copy of the proxy statement/prospectus. If you did not, or need an additional copy, you may obtain a copy from: Clear Channel Communications, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attention: Investor Relations Department. You may also make a request by telephone at (210) 832-3315 between the hours of 9:00 A.M. and 5:00 P.M., Central Daylight Time, Monday through Friday.

TREATMENT OF RESTRICTED STOCK

Q1:	How will my restricted shares be treated in the merger?

A1:	Except as described below, each restricted share you hold that is outstanding as of the time of the merger will become fully vested and will be treated in the same manner as all other shares of Clear Channel common stock outstanding at the time of the merger. Some of the restricted shares that you held on the record date may vest in the ordinary course prior to the time of the merger. This FAQ does not apply with respect to any restricted shares scheduled to vest before the Election Deadline (as defined in the answer to Question 5 below). You should include any restricted shares scheduled to vest before the Election Deadline (as reduced by the number of shares used to satisfy your tax withholding obligation) in the Form of Election (Stock) that you will complete for your unrestricted shares (and which you will receive in a separate mailing). Restricted shares scheduled to vest after the Election Deadline but before the time of the merger should be included in the Form of Election (Restricted Shares) enclosed with this FAQ.

This FAQ also does not apply to any restricted shares that were granted to you after April 30, 2007 (“Post-April Restricted Shares”). Post-April Restricted Shares will be converted into restricted shares of Holdings Class A common stock immediately prior to the merger and will continue to be subject to the vesting schedule and other terms and conditions described in your restricted stock agreement. DO NOT INCLUDE ANY POST-APRIL RESTRICTED SHARES IN THE ELECTIONS DESCRIBED IN THE ANSWER TO QUESTION 2 BELOW.

Q2:	What will I receive in the merger for my restricted shares?

A2:	You may elect one of the following alternatives for each restricted share you held on the record date that is not scheduled to vest prior to the Election Deadline (other than Post-April Grants of restricted shares — see the answer to Question 1 above):

Alternative 1 (which we refer to as a “Cash Election”): $39.20 per share cash consideration, without interest (which we refer to as the “Cash Consideration”); or

Alternative 2 (which we refer to as a “Stock Election”): one share of Holdings Class A common stock (which we refer to as the “Stock Consideration”).

You may make a Cash Election or Stock Election (on a share-by-share basis) for each eligible restricted share, subject to the prorations and individual cap as described in the proxy statement/prospectus and the reduction in the number of restricted shares to satisfy your tax withholding obligations, as described in footnote 1 and the answer to Question 7 below.[1]

A Stock Election is purely voluntary. You are not required to make a Stock Election. A Stock Election is an investment decision which involves significant risks. Our board of directors makes no recommendation as to whether you should make a Stock Election and makes no recommendation regarding the Holdings Class A common stock. For a discussion of risks associated with the ownership of Holdings Class A common stock see “Risk Factors” beginning on page 17 of the proxy statement/prospectus. You are urged to read our proxy statement/prospectus and all other documents regarding the merger, carefully in their entirety, because they contain important information about the proposed transaction.

Q3:	Will I receive additional Merger Consideration if the merger closes after January 1, 2008?

A3:	Yes. Regardless of whether you make a Stock Election or a Cash Election (whether by submitting a Form of Election (Restricted Shares) or doing nothing), if the merger occurs after January 1, 2008, you will also receive an additional cash payment for each share (or share equivalent), which we refer to as the “Additional Consideration,” equal to the lesser of:

• the pro rata portion, based upon the number of days elapsed since January 1, 2008, of $39.20 multiplied by 8% per year, or

•  an amount equal to (a) the operating cash flow of Clear Channel and its subsidiaries for the period from and including January 1, 2008 through and including the last day of the last month preceding the closing date of the merger for which financial statements are available at least ten (10) calendar days prior to the closing date of the merger less dividends paid or declared with respect to the foregoing period and amounts committed or paid to purchase equity interests in Clear Channel or derivatives thereof with respect to that period (but only to the extent that those dividends or amounts are not deducted from the operating cash flow for Clear Channel and its subsidiaries for any prior period) divided by (b) the sum of the number of outstanding shares of Clear Channel common stock (including outstanding restricted shares) plus the number of shares of Clear Channel common stock issuable pursuant to convertible securities of Clear Channel outstanding at the closing date of the merger with an exercise price less than

[1] The number of restricted shares is a gross number, while the per share merger consideration will be paid based on a net number of restricted shares calculated as follows: the number of restricted shares of Clear Channel common stock held by you less the number of shares having a value (based on the cash consideration of $39.20) equal to any required tax withholding. With respect to restricted shares that vest between the Election Deadline and the time of the merger, taxes will be calculated based on the fair market value of Clear Channel common stock on the date of vesting and Clear Channel will withhold a number of restricted shares from those vesting to satisfy your tax withholding obligations at that time (which may be less than the number of shares that would be required to be withheld if such shares vested at the time of the merger) and any election made on your Form of Election (Restricted Shares) will be adjusted accordingly; provided that you can only receive Cash Consideration for any additional net shares that may result from such adjustment. Please see the answer to Question 7below.

the Cash Consideration. See “The Merger Agreement — Treatment of Common Stock and Other Securities” beginning on page 115 of the proxy statement/prospectus.

The total amount of Cash Consideration, Stock Consideration, and Additional Consideration paid in the merger is referred to as the “Merger Consideration.”

Q4:	Where can I find information about Holdings for purposes of making my election?

A4:	The proxy statement/prospectus contains information about Holdings and other information relevant to making a Stock Election. You are urged to carefully read the proxy statement/prospectus before making your election.

Q5:	When will I receive the Merger Consideration?

A5:	If you complete, sign and date the Letter of Transmittal (Restricted Shares) and deliver it to Clear Channel as directed by the Letter of Transmittal (Restricted Shares), you will receive your Merger Consideration no later than twenty business days following the effective date of the merger. Your Merger Consideration will be mailed to you at the address set forth in your letter of transmittal. Please note that if you make a Stock Election, you must deliver your Form of Election (Restricted Shares) and letter of transmittal to us no later than 5:00 p.m. New York City Time, on September 24, 2007 (the “Election Deadline”).

Q6:	Do I need to be employed by Clear Channel on the effective date of the merger to receive the Merger Consideration for my restricted shares as part of the merger?

A6:	Unless your restricted shares vested in the ordinary course prior to the date of the merger, you must be employed by us on the date of the merger in order to receive the Merger Consideration for your unvested restricted shares as part of the merger. If your employment terminates prior to the date of the merger, any then-unvested restricted shares will expire on the date your employment terminates and you will receive no Merger Consideration with respect to any expired restricted shares.

Q7:	Do I need to make any payment to Clear Channel for the withholding taxes payable upon the vesting of my eligible restricted shares when I deliver the Form of Election (Restricted Shares)?

A7:	No. Generally, in connection with the vesting of your restricted shares you must pay us an amount equal to the estimated federal, state, local, or other income, excise, or employment taxes subject to withholding by us with respect to the vesting of your restricted shares. With respect to the vesting of your eligible restricted shares in connection with the merger, we will satisfy this withholding obligation by withholding from such restricted shares that number of shares having a fair market value equal to the amount of the estimated withholding obligation (computed at the required minimum statutory rates). We will make the computations for you. For example, assume you hold 100 restricted shares. If the estimated Federal income tax withholding rate is 25% and the Merger Consideration has a cash value of $39.20 per share, we will be obligated to withhold $9.80 per share ($980). Since the value of 25 shares equals $980 ($39.20 x 25=$980), you will be deemed to have surrendered 25 restricted shares to satisfy this withholding obligation. You will receive the full amount of the Merger Consideration for the remaining 75 restricted shares. In other words, once the merger is effective, in this example, even though you held 100 restricted shares immediately prior to the merger, after withholding, you will be entitled to receive the Merger Consideration that a holder of 75 shares of our common stock would be entitled to in the merger. Note that the 25% rate used in this example does not include Social Security, Medicare and state taxes (if applicable), which will also be withheld by the method described above and reflects only the flat 25% withholding rate for supplemental wages. We will also reduce the amount of any Additional Consideration by any required tax withholding.

Q8.	How do I know how many restricted shares I hold?

A8.	A summary of your restricted share holdings, including the dates on which such shares are scheduled to vest, is available at http://www.ubs.com/onesource/CCU.

Q9.	Does the election I make have any impact on my right receive dividends on my restricted shares?

A9.	No. Regardless of what form of merger consideration you elect (or if you make no election at all), you will be entitled to receive any dividends declared on your restricted shares for so long as such shares remain outstanding prior to the merger.

Q10:	What should I do if I have additional questions?

A10:	Please email your questions to Bridget Cornelius at BridgetCornelius@clearchannel.com. We will attempt to respond to all questions.

U.S. FEDERAL INCOME TAXES

IRS Circular 230 Notice Requirement. This communication is not given in the form of a covered opinion, within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any tax advice contained in this communication for the purpose of avoiding United States federal tax penalties. In addition, any tax advice contained in this communication may not be used to promote, market or recommend a transaction to another party.

Q1:	Is vesting of my restricted shares in the merger a taxable event?

A1:	Yes. You will be taxed at ordinary Federal income tax rates on the fair market value of each restricted share that becomes vested as a result of the merger. Taxes will be withheld at the applicable supplemental wage rate. Social security, Medicare and state taxes (if applicable) will also be withheld with respect to the vesting of your restricted shares. Because taxes will be withheld at the supplemental wage rate, it is possible that you will owe taxes in connection with the vesting of your restricted shares in addition to the amounts withheld at the time of the merger.

Clear Channel cannot provide you with tax advice (and is not hereby providing you such advice). We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to you.

INCORPORATION BY REFERENCE AND AVAILABILITY OF CERTAIN DOCUMENTS

We have filed registration statements on Form S-8 to register with the SEC the common stock that is reserved for issuance under our stock incentive plans. This FAQ is a part of those registration statements. As allowed by the rules of the SEC, this prospectus does not contain all of the information you can find in the registration statements or the exhibits to the registration statements. These documents are available without charge, upon written or oral request directed to: Clear Channel Communications, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attention: Investor Relations Department. You may also make a request by telephone at (210) 832-3315 between the hours of 9:00 A.M. and 5:00 P.M., Central Daylight Time, Monday through Friday. We have not authorized anyone to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front of the document.

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